Exhibit 99.1 EXECUTION VERSION SUPPLEMENTAL AGREEMENT TO THE SALE AND PURCHASE AGREEMENT DATED 18 FEBRUARY 2025 AMONGST MAXEON SOLAR TECHNOLOGIES, LTD. AND LUMETECH B.V. AND TCL SUNPOWER INTERNATIONAL PTE. LTD. DATED THE 28TH DAY OF MARCH 2025

Exhibit 99.1 1 SUPPLEMENTAL AGREEMENT TO THE SALE AND PURCHASE AGREEMENT DATED 18 FEBRUARY 2025 THIS SUPPLEMENTAL AGREEMENT is made on the 28th day of March 2025 AMONGST: (1) MAXEON SOLAR TECHNOLOGIES, LTD. (Company Registration No. 201934268H), a company incorporated under the laws of Singapore and having its registered office at 8 Marina Bay Boulevard, #05-02, Marina Bay Financial Centre, Singapore 018981 (the "Vendor"); (2) LUMETECH B.V. (Company Registration No. 92031412), a company incorporated under the laws of the Netherlands, with its corporate seat in Amsterdam, the Netherlands and its place of business at Rhijnspoorplein 10, 1018 TX Amsterdam, the Netherlands ("Lumetech"); AND (3) TCL SUNPOWER INTERNATIONAL PTE. LTD. (Company Registration No. 202338490W), a company incorporated under the laws of Singapore and having its registered office at 6 Raffles Quay, #14-02, Singapore 048580 ("TCL Sunpower" and together with Lumetech, the "Purchasers"), (the Vendor and the Purchasers are hereinafter collectively referred to as the "Parties" and each, a "Party"). WHEREAS: (A) The Parties entered into a sale and purchase agreement dated 18 February 2025 (the "SPA"), pursuant to which Purchasers have agreed to purchase, and the Vendor has agreed to (i) sell the relevant Sale Shares (as defined in the SPA) of SunPower Energy Solutions France SAS, (ii) procure the sale by SunPower Bermuda Holdings and SunPower Systems Sarl, jointly, of the relevant Sale Shares of SunPower Malta Limited, (iii) procure the sale by SunPower Systems Sarl of the relevant Sale Shares of each of SunPower Italia S.R.L., SunPower GmbH, SunPower Netherlands B.V., SunPower Energy Systems Spain S.L.U., SunPower Systems Belgium SRL, SunPower Corporation Australia Pty Limited, SunPower Corporation SpA, SunPower Energy Systems Korea, Maxeon Japan K.K., Kozani Energy Malta Limited and Photovoltaic Park Malta Limited, and (iv) procure the sale by SunPower Systems Sarl and Maxeon Rooster Holdco Ltd, jointly, of the relevant Sale Shares of each of Maxeon Solar Products Mexico S.de R.L. de C.V. and Maxeon Solar Systems Mexico S.de R.L. de C.V., in each case upon the terms and subject to the conditions set out in the SPA. (B) The Parties have agreed to enter into this Supplemental Agreement to amend and supplement the SPA on the terms and conditions of this Supplemental Agreement, which is supplemental to the SPA. IT IS AGREED, pursuant to and in consideration of the mutual covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby as follows: 1. DEFINITIONS AND INTERPRETATION 1.1 All terms and expressions used in this Supplemental Agreement which are defined or construed in the SPA but are not defined or construed in this Supplemental Agreement shall have the same meanings and construction as in the SPA, unless the context requires otherwise. 1.2 The clause headings in this Supplemental Agreement are inserted for convenience of reference only and shall not affect the interpretation of this Supplemental Agreement.

Exhibit 99.1 2 2. AMENDMENTS TO THE SPA The Parties agree that, notwithstanding anything to the contrary in the SPA, the SPA shall stand amended with effect on and from the date of this Supplemental Agreement, as follows: 2.1 That the definition of "Transitional Services Agreement" at Clause 1.1 of the SPA be deleted in its entirety and replaced with the following: ""Transitional Services Agreement" means the transitional services agreement, the agreed form of which is set out in Schedule 11, to be entered between Lumetech, MSPL and SP SARL pursuant to which Lumetech and/or its Affiliates (which post-Completion shall include the Target Group) shall agree to provide certain global shared services to MSPL and/or its Affiliates, and vice versa." 2.2 That a new definition of "Non-Equity Consideration" be inserted immediately after the definition of "Net Intercompany Debt" at Clause 1.1 of the SPA, as follows: ""Non-Equity Consideration" means the consideration for the Target Assets payable by the Transferees to the Transferors (each as defined in the Asset Transfer Agreement) under the Asset Transfer Agreement." 2.3 That Clause 3.1(a) of the SPA be amended to reflect the additions indicated by the underlined text below: "(a) The aggregate consideration for the sale of the Sale Shares to the Purchasers shall be equal to the sum (inclusive of the Non-Equity Consideration) of US$28,948,507 (the "Consideration"), of which: (i) US$18,085,484.01 shall be payable by Lumetech; and (ii) US$10,863,022.99 shall be payable by TCL Sunpower." 2.4 That paragraph (d) of Schedule 2 to the SPA be deleted in its entirety and replaced with the following: "(d) The issue of a final valuation report from an accounting or appraisal firm of nationally recognised standing on certain assets being transferred pursuant to this Agreement and the other Transaction Documents." 2.5 That the contents of Schedule 11 be deleted in their entirety and replaced with the contents set out in the Appendix A. 2.6 That the contents of Schedule 15 be deleted in their entirety and replaced with the contents set out in the Appendix B. 3. CONFIRMATION AND INCORPORATION 3.1 Each Party hereby represents and warrants to each other that it has full power and capacity to enter into and perform its obligations under this Supplemental Agreement. 3.2 Except to the extent supplemented, varied or amended by the provisions of this Supplemental Agreement, the terms and conditions of the SPA are hereby confirmed and shall remain in full force and effect. 3.3 The SPA and this Supplemental Agreement shall be read and construed as one document and this Supplemental Agreement shall be considered to be part of the SPA and, without prejudice to the generality of the foregoing, where the context so allows, all references in the SPA to "this Agreement", "hereof", "herein", "herewith", "hereunder" and words of similar effect, shall be read

Exhibit 99.1 3 and construed as references to the SPA as amended, modified or supplemented by this Supplemental Agreement. 3.4 For the avoidance of doubt, nothing in this Supplemental Agreement shall affect any accrued rights or interests of the Parties under the SPA existing immediately prior to the date of this Supplemental Agreement. 4. GENERAL 4.1 All Parties shall bear their own legal, professional and other costs and expenses incurred in connection with the negotiation, preparation, execution or performance of this Supplemental Agreement. 4.2 A person who is not a party to this Supplemental Agreement shall have no rights under the Contracts (Rights of Third Parties) Act 2001 of Singapore to enforce any of its terms. 4.3 This Supplemental Agreement may be signed in any number of counterparts and by the Parties on separate counterparts, each of which, when so executed, shall be an original, but all counterparts shall together constitute one and the same document. Signed counterparts may be exchanged in scanned copies by e-mail for the purpose of determining the date of execution of this Supplemental Agreement, with the original counterparts to follow for compilation and the constitution of the original copy of this Supplemental Agreement. For the avoidance of doubt, in the case of execution by way of counterparts, this Supplemental Agreement shall not be deemed to be fully executed until the last of such counterparts shall have been executed. 4.4 This Supplemental Agreement shall be governed by and construed in accordance with the laws of Singapore and the Parties agree that Clause 9.19(b) of the SPA shall apply, mutatis mutandis, to this Supplemental Agreement. (Execution page follows)

Exhibit 99.1 Execution page to Supplemental Agreement IN WITNESS WHEREOF this Supplemental Agreement has been entered by the Parties on the date stated at the beginning. THE VENDOR SIGNED by Aiping Guo Name Chief Executive Officer /s/ Aiping Guo Designation Signature for and on behalf of MAXEON SOLAR TECHNOLOGIES, LTD. in the presence of: /s/ Imee Ancheta Signature of Witness Name of Witness: Imee Ancheta Address: 51 Rio Robles San Jose, CA 95134

Exhibit 99.1 Execution page to Supplemental Agreement LUMETECH SIGNED by Zhou Bin Name Director /s/ Zhou Bin Designation Signature for and on behalf of LUMETECH B.V. in the presence of: /s/ Ren Chenyu Signature of Witness Name of Witness: Ren Chenyu Address: No. 10 South Haitai Road, Huayuan Industrial Park, Xiqing District Tianjin, China

Exhibit 99.1 Execution page to Supplemental Agreement TCL SUNPOWER SIGNED by Zhou Bin Name Director /s/ Zhou Bin Designation Signature for and on behalf of TCL SUNPOWER INTERNATIONAL PTE. LTD. in the presence of: /s/ Ren Chenyu Signature of Witness Name of Witness: Ren Chenyu Address: No. 10 South Haitai Road, Huayuan Industrial Park, Xiqing District Tianjin, China

Exhibit 99.1 APPENDIX A SCHEDULE 11 FORM OF TRANSITIONAL SERVICES AGREEMENT [*****]

Exhibit 99.1 EXHIBIT A-1 PURCHASER SERVICES The aggregate amount for Purchaser Services set out in in this Exhibit A-1 as of the date of this Agreement is estimated to be $642,428.50. Notwithstanding such estimated aggregate amount, amounts payable to Purchaser (or its designated Affiliates) as Service Provider for the Purchaser Services shall be invoiced and payable in accordance with Clause 5.2 of this Agreement. [*****]

Exhibit 99.1 EXHIBIT A-2 VENDOR SERVICES The aggregate amount for Vendor Services set out in in this Exhibit A-2 as of the date of this Agreement is estimated to be $5,820,070.81. Notwithstanding such estimated aggregate amount, amounts payable to Vendor Affiliate as Service Provider for the Vendor Services shall be invoiced and payable in accordance with Clause 5.2 of this Agreement. [*****]

Exhibit 99.1 APPENDIX B SCHEDULE 15 CONSIDERATION BREAKDOWN [*****]